EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Waste Management, Inc. for the registration of debt securities, common stock, preferred stock, warrants, guarantees and units and to the incorporation by reference therein of our reports dated February 20, 2006, with respect to the consolidated financial statements and schedule of Waste Management, Inc., Waste Management, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Waste Management, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
ERNST & YOUNG LLP
Houston, Texas
September 21, 2006